TC

02053791

Ad 12/10/02 **

RECD S.E.C.
DEC 2 2002
528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fiero Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadway - Room 502
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Fiero (212) 962-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor & Co.
(Name – *if individual, state last, first, middle name*)

160 Broadway-Room 800 Front NY 10038
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Fiero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fiero Brothers, Inc., as of September 30, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BARRY MANDEL
Notary Public, State of New York
No. 4752999
Qualified in Nassau County
Commission Expires March 30, 2003

Barry Mandel 11/30/2002
Notary Public

John J. Fiero
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (n) Computation of Aggregate Indebtedness.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
AS AT SEPTEMBER 30, 2002

ASSETS

Current assets:		
Cash in banks		$ 135,918.52
Due from Clearing Broker		1,926,054.50
Securities owned - at market		13,751.00
Total current assets		2,075,724.02
Other assets:		
Prepaid expenses	$21,342.00	
Security deposit	8,850.00	
Investment in NASD	3,300.00	
		33,492.00
Total assets		$2,109,216.02

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities:		
Securities sold, not yet purchases - at market		$ 258,534.00
Accrued expenses		5,233.10
Total current liabilities		263,767.00
Total liabilities		263,767.00
Stockholders Equity:		
Common stock	$ 155,000.00	
Additional paid-in capital	1,175,000.00	
Retained earnings	515,448.92	
Total stockholders equity		1,845,448.92
Total liabilities and stockholders equity		$2,109,216.02

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 2002

Note 1:

The Statement of Financial Condition and all related Schedules are prepared in accordance with generally accepted accounting principles, and are unconsolidated.

Note 2:

Cash in banks are subject to ready withdrawals, and no restrictions exist to such amounts.

Note 3:

The clearing broker account is used for receipt and delivery of all security transactions of the Corporation, with an agreed charge per transaction.

Note 4:

The securities owned are valued at market value as at September 30, 2002.

Note 5:

The securities sold, not yet owned, are vlaued at market value as at September 30,2002, and all are readily available for purchase.

Note 6:

The accrued expenses are due for the current fiscal period ended September 30, 2002.

Note 7:

The Lease for the premises expires on March 31, 2003, with an annual rental of $51,868.00 (exclusive of charge for electricity).

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

November 27, 2002

Fiero Brothers, Inc.
150 Broadway - Room 502
New York, NY 10038

Attention: Board of Directors

Gentlemen:

We have audited the accomoanying Statement of Financial Condition as at September 30, 2002, of Fiero Brothers, Inc., and the related Statement of Income, Statement of Changes in Stockholders Equity and Statement of Cash Flow for the year then ended. These Financial Statements are the responsibility of the Corporation's Management. Our responsibilty is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatements. An audit also includes assessing the Accounting Principles used, and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We beleive that our audit provides a reasonable basis for our opinion.

In our opinion the Financial Statements referred to above presents fairly, in all material respects, the financial position of Fiero Brothers, Inc., as at September 30, 2002, and the results of their operations and their cash flow for the year then ended in conformity with generally accepted accounting principles.

Robert W. Taylor & Co.

RWT:t

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
STATEMENT OF INCOME
FOR ONE YEAR ENDED SEPTEMBER 30, 2002

Income:		
From Dividends		$ (2,435.21)
From Interest		9,773.69
From Interest - U.S. Treasury		636.83
From Miscellaneous		216,236.77
From trading securities		1,080,942.35
Total income		1,305,154.43
Expenses:		
Accounting and legal	$ 209,884.63	
Clearance charges	84,393.72	
Entertainment	16,890.74	
Equipment rental	4,923.36	
Insurance	5,314.07	
Miscellaneous	22,984.15	
NASD fees	4,678.57	
Office	55,796.96	
Quotation - NASDAQ	47,744.73	
Registration fees and assessments	150.00	
Rent	49,088.81	
Salaries - clerical	96,200.00	
- officer	725,000.00	
SIPC	150.00	
Telephone	60,886.64	
Travel	7,214.67	
Taxes:		
Florida corporate	831.21	
New York State/City franchise	4,913.00	
Other	113.00	
Payroll	23,312.60	
Total expenses		1,420,470.86
Net Loss for period		$ (115,316.43)

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR ONE YEAR ENDED SEPTEMBER 30, 2002

Beginning of Year, October 1, 2001:		
Preferred Stock - No Par value, 50 shares authorized, 10 shares issued and outstanding		$ 100,000.00
Common stock - $.001 Par value 1000 shares authorized, 290 shares issued and outstanding		155,000.00
Additional Paid-in-capital		1,175,000.00
Retained earnings		630,765.35
		2,060,765.35
Less:		
Retained earnings - net loss for for fiscal year ended on September 30, 2002	$(115,316.43)	
Preferred stock - redeemed on June 4, 2002	100,000.00	
		215,316.43
End of Year, September 30, 2002:		
Preferred stock	-0-	
Connon stock - $.001 Par value, 1000 shares authorized, 290 shares issued and outstanding (No share issued or outstanding for 1 share of Treasury Stock recorded at $1.00)	155,000.00	
Additional Paid-in-capital	1,175,000.00	
Retained earnings	515,448.92	
		$1,845,448.92

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
STATEMENT OF CASH FLOW
FOR ONE YEAR ENDED SEPTEMBER 30, 2002

Cash balance at beginning of period:		
October 1, 2001		$ 270,996.08
ADD:		
From Operations:		
Net loss as reported		(115,316.43)
From Non-cash activity:		
Decrease in prepaid expenses		1,895.39
Decrease in clearance account		2,623,621.32
Decrease in securities owned - at market		47,099.68
		2,828,296.04
LESS:		
Used for Non-cash assets:		
Decrease in securities sold - not yet purchased	$2,495,473.38	
Decrease in accrued expense	96,904.14	
Redemption of Preferred stock	100,000.00	
		2,692,377.52
Cash balance end of period:		
September 30, 2002		$ 135,918.52

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

Independent Auditor's Report on Supplementary Information Required by Rule 17-a5 of the Securities and Exchange Commission

Fiero Brothers, Inc.
150 Broadway - Room 502
New York, NY 10038

Attention: Board of Directors

Gentlemen:

We have audited the Financial Statements of Fiero Brothers, Inc., as at September 30, 2002, and have issued our Report thereon dated November 27, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedule 1, 11, 111, 1V, V, V1 and V11 is presented for the purposes of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17-a5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic Financial Statements, and in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Dated: November 27, 2002

Robert W. Taylor, [signature]

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT SEPTEMBER 30, 2002

Schedule 1

COMPUTATION OF NET CAPITAL

Focus Number		
1	Total ownership equity from Statement of Financial Condition	$1,845,448.92
3	Total ownership equity	$1,845,448.92
5	Total capital	$1,845,448.92
6	Deductions and/or charges:	
A	Total non-allowable assets	33,492.00
8	Total capital before haircuts	1,811,956.92
9	Haircuts on securities:	
C4	Other securities	62,421.00
10	Net capital	$1,749,535.92

Schedule 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum net capital requirement	$ 348.00
12	Minimum dollar net capital requirement	$ 100,000.00
13	Net capital requirement	$ 100,000.00
14	Excess net capital	$1,649,536.00
15	Excess net capital at 100%	$1,749,012.00

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT SEPTEMBER 30, 2002

Focus Number		Schedule 111
	COMPUTATION OF AGGREGATE INDEBTEDNESS	
16	Total aggregate indebtedness from Statement of Financial Condition	$ 5,233.10
19	Total aggregate indebtedness	$ 5,233.10
20	Percentage of aggregate indebtedness to net capital	.003%

Schedule 1V

COMPUTATION OF RESERVE REQUIREMENT

The Respondent has no reserve requirement, as no retail business is conducted, and exemption is claimed under Rule (K) (2) (11).

Schedule V

INFORMATION FOR POSSESSION OR CONTROL

Not applicable as Respondent does not retain possession or control of customer's securities, and does no retail business.

Schedule V1

RECONCILIATION PURSUANT TO
Rule 17-a5 (d) (2)

Net capital per Focus Report	$1,749,536.00
Net capital per Audit Report	1,749,535.92
Difference	$ .08
Aggregate Indebtedness per Audit Report	$ 5,233.10
Aggregate Indebtedness per Focus Report	5,232.00
Difference	$ 1.10

Note:
Difference is deemed immaterial and comes from rounding-up.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

FIERO BROTHERS, INC.
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT SEPTEMBER 30, 2002

Schedule V11

STATEMENT OF MATERIAL INADEQUACIES
RULE 17-a5 (J)

The audit did not disclose any material inadequacies in time of the audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

November 27, 2002

National Association of Securities
Dealers, Inc.
NASD/Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, MD 20850

Re: Fiero Brothers, Inc.
SIPC Contribution
Fiscal Year Ended September 30, 2002

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17a-5 (e) (4), please be advised that Fiero Brothers, Inc. - SEC File No. 8-042973 is a member of SIPC, and has complied with all Report requirements.

Form SIPC-4, for the Calander Year 2002, was filed on January 17, 2002, and $150.00 was paid, as required by Resolution of the SIPC Board of Directors on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

RWT:t

Robert W. Taylor & Co